BB 2/21

SEC MAIL PROCESSING SECTION
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FEB 1 9 2003
WASH. D.C.
181

[redacted]

SECURITIES ... ION
W

03001401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Orca Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2524 NW Pettygrove
(No. and Street)

Portland	Oregon	97210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman B. Duffett (503) 227-3055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800	Portland,	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 0 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman B. Duffett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orca Capital Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
MEGHAN R HORWITZ
NOTARY PUBLIC-OREGON
COMMISSION NO. 360869
MY COMMISSION EXPIRES SEPT. 3, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of operations.
- [x] (d) Statement of Changes in cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORCA CAPITAL CORPORATION

FORM X-17A-5 PART IIA

OF THE FOCUS REPORT OF THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2002

ORCA CAPITAL CORPORATION

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2002

Page	
	Facing page and cover form
1	Independent auditors' report
	Financial statements
2	Statement of financial condition
3	Statement of operations
4	Statement of changes in shareholder's equity
5	Statement of cash flows
6-7	Notes to the financial statements
	Accompanying information to financial statements
8	Computation of net capital under Rule 15c3-1
9	Exemption from reserve requirements under Rule 15c3-3
10-11	Independent auditors' report on internal accounting control required by SEC Rule 17a-5

GEFFEN
MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

Board of Directors
Orca Capital Corporation
Portland, Oregon

We have audited the accompanying statement of financial condition of Orca Capital Corporation as of December 31, 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orca Capital Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen, Mesher & Company, P.C.

January 14, 2003

888 S.W. FIFTH AVENUE, SUITE 800 • PORTLAND, OREGON 97204 • TELEPHONE: (503) 221-0141 • (800) 819-0141 • FAX: (503) 227-7924
MEMBER OF DFK INTERNATIONAL - AN AFFILIATION OF ACCOUNTING FIRMS WITH OFFICES IN PRINCIPAL CITIES THROUGHOUT THE WORLD

ORCA CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Assets		
Cash and cash equivalents	$	75,787
Accounts receivable		13,488
Equipment, net of accumulated depreciation $84,019		31,420
Other assets		1,140
	$	121,835
Liabilities		
Accounts payable and accrued expenses	$	4,032
Current portion of long-term debt		2,803
Total current liabilities		6,835
Long-term debt, less current portion		12,529
Commitments and contingencies		
Shareholder's equity		
Common stock, no par; stated value $4 per share; 15,000 shares authorized, 11,685 shares issued and outstanding		46,740
Additional paid-in-capital		120,146
Deficit	(	64,415)
Total shareholder's equity		102,471
	$	121,835

ORCA CAPITAL CORPORATION
STATEMENT OF OPERATIONS

Year Ended December 31, 2002		
Revenues		
Success fees	$	385,998
Advisory fees		52,430
Interest income		582
Gain on disposal of equipment		12,637
Other income		6,758
		458,405
Expenses		
Wages		153,625
Payroll taxes		11,224
Employee benefits		40,958
Advertising		895
Contributions		510
Depreciation		8,405
Dues and subscriptions		8,493
Insurance		5,758
Marketing and promotion		16,028
Miscellaneous		3,835
Postage		1,408
Professional fees		35,458
Regulatory fees		781
Rent		12,127
Repairs and maintenance		985
Supplies and printing		3,253
Taxes and licenses		4,696
Technology		5,864
Telephone		6,576
Training and seminars		595
Travel and entertainment		8,180
		329,654
Net income	$	128,751

YEAR ENDED DECEMBER 31, 2002

	Common stock				
	Shares	**Amount**	**Additional paid-in-capital**	**Deficit**	**Total**
Balance, beginning of year	11,685	$46,740	$120,146	($ 121,942)	$ 44,944
Net income				128,751	128,751
Shareholder contributions				12,100	12,100
Shareholder distributions				(83,324)	(83,324)
Balance, end of year	11,685	$46,740	$120,146	($ 64,415)	$ 102,471

ORCA CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Year Ended December 31, 2002		
Cash flows from operating activities		
Net income	$	128,751
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		8,405
Gain on disposal of equipment	(	12,637)
Change in operating assets and liabilities		
Accounts receivable and other assets	(	1,604)
Accounts payable and accrued expenses	(	20,913)
Net cash provided by operating activities		102,002
Cash flows from investing activities		
Proceeds from sale of equipment		19,640
Purchase of equipment	(	6,627)
Net cash provided by investing activities		13,013
Cash flows from financing activities		
Net repayments on borrowings	(	993)
Distributions to shareholder, net of contributions	(	71,224)
Net cash used in financing activities	(	72,217)
Net increase in cash and cash equivalents		42,798
Cash and cash equivalents at beginning of year		32,989
Cash and cash equivalents at end of year	$	75,787
Supplemental disclosure of cash flow information and non-cash investing and financing activities		
Taxes paid	$	3,074
Equipment acquired through additional debt	$	22,352

See notes to financial statements

YEAR ENDED DECEMBER 31, 2002

1. Line of business and significant accounting policies

Line of business
The Company principally provides private investment banking activities to clients in the Pacific Northwest. These activities include mergers and acquisitions, equity capital and financial advisory services. The Company also operates as a securities broker, specializing in brokering private placement offerings, and these activities are subject to certain regulatory requirements (see Note 2).

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Revenue from success fees and advisory services are recorded as fees when earned under the terms of the related agreements. Certain success fee arrangements include contingency provisions and it is the Company's policy to recognize these fees as income when received.

Cash equivalents
Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Equipment
Equipment is stated at cost. Depreciation is being provided on an accelerated method over the estimated useful lives of the related assets.

Advertising
The Company expenses non-direct response advertising costs when incurred.

Income taxes
The Company, with the consent of its shareholders, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

YEAR ENDED DECEMBER 31, 2002

2. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l. As a result, the minimum net capital required is the greater of $5,000 or 1/15th of aggregate indebtedness, as defined. On December 31, 2002, the Company had net capital and required net capital of $56,423 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .34 to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Long-term debt

Note payable, bank, monthly payments of $331 including interest at 7.99%, collateralized by automobile, guaranteed by shareholder, due 2007	$	15,332

Principal payments for each of the five years subsequent to December 31, 2002 and thereafter are as follows:

Year ending December 31,		Amount
2003	$	2,803
2004		3,036
2005		3,288
2006		3,560
2007		2,645
	$	15,332

4. Commitments

Leases
The Company leases certain equipment under leases, which expire through December 2003, and are accounted for as operating leases. Future minimum lease payments under the leases for the year ending after December 31, 2002 is approximately $15,000.

5. Employee benefit programs

The Company maintains a 401(k) plan and a money purchase pension plan for the benefit of all employees meeting certain eligibility requirements. Under terms of the 401(k) plan, the Company has the option to match all or a portion of an employee's voluntary contribution. The Company did not make a contribution to the 401(k) plan during the year ended December 31, 2002. Under the terms of the money purchase pension plan, the Company shall contribute 3% of each eligible participant's salary to the plan. During 2002, the Company contributed $29,200 to the money purchase pension plan.

ORCA CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

YEAR ENDED DECEMBER 31, 2002

Net capital		
Total shareholder's equity	$	102,471
Less		
Nonallowable assets		
Accounts receivable		13,488
Equipment		31,420
Other assets		1,140
		46,048
Net capital	$	56,423
Aggregate indebtedness		
Accounts payable and accrued expenses and other liabilities	$	19,364
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	51,423
Excess of net capital at 1,000%	$	54,486
Ratio of aggregate indebtedness to net capital		.34 to 1

Reconciliation with Company's computation

There was no material difference between these computations and the computation included in the Company's Part IIA of Form X-17a-5 unaudited report as of December 31, 2002.

YEAR ENDED DECEMBER 31, 2002

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN
MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Orca Capital Corporation
Portland, Oregon

In planning and performing our audit of the financial statements of Orca Capital Corporation for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of a control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. FIFTH AVENUE, SUITE 800 • PORTLAND, OREGON 97204 • TELEPHONE: (503) 221-0141 • (800) 819-0141 • FAX: (503) 227-7924

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Orca Capital Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen, Mesher & Company, P.C.

January 14, 2003